SEC
Mail Processing
Section

MAR 5 - 2013

Washington DC
400

13014921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 5 2013
Washington DC
400

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 40530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DST MARKET SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 2nd AVE SOUTH
(No. and Street)

MINNEAPOLIS (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE WATERHOUSE COOPERS, LLP
(Name – *if individual, state last, first, middle name*)

1100 WALNUT SUITE 13000 (Address) KANSAS CITY (City) MO (State) 64106 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ma 3/14

OATH OR AFFIRMATION

I, ARTHUR GOETCHIUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DST MARKET SERVICES, LLC, as of DECEMBER 31st, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP OPERATIONS

Title

Notary Public

SHERYL MORRISON
Notary Public, Notary Seal
State of Missouri
Jackson County
Commission # 12480954
My Commission Expires July 09, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DST Market Services, LLC

Statement of Financial Condition
December 31, 2012

DST Market Services, LLC
Index
December 31, 2012

pwc

Independent Auditor's Report

To the Member of DST Market Services, LLC:

We have audited the accompanying statement of financial condition of DST Market Services, LLC (the Company) as of December 31, 2012. We have also audited the financial statements of the Company, which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, of changes in member's interest, and of cash flows for the year then ended in which an unqualified opinion was issued on February 28, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013

T: (816) 472 7921, F: (816) 218 1890

DST Market Services, LLC
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	858,649
Deposits with clearing organizations		120,000
Accounts receivable		2,778,010
Prepaid expenses and other assets		4,743
Receivable from DST		4,460,040
Deferred income taxes		1,390,614
Property and equipment, net		202,286
Intangibles assets, net		5,267,783
Goodwill		4,457,008
Total assets	$	19,539,133
Liabilities and Member's Interest		
Liabilities		
Accounts payable	$	160,921
Accrued liabilities		1,223,274
Total liabilities		1,384,195
Member's interest		
Retained earnings		960,017
Member's capital		17,194,921
Total member's interest		18,154,938
Total liabilities and member's interest	$	19,539,133

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

DST Market Services, LLC (formerly, "Wall Street Advisor Services, LLC") (the "Company") is a wholly–owned subsidiary of DST Systems, Inc. ("DST"). Effective January 3, 2012, DST TASS, LLC merged with the Company. DST TASS, LLC was previously a wholly–owned subsidiary of DST that provided subaccounting services to broker-dealers and other financial intermediaries. For accounting purposes, this transaction was treated as a reorganization of entities under common control. The assets and liabilities were transferred at historical book basis with no gain or loss recognized on the transaction. Accordingly, the Company's financial statements as of December 31, 2012 appearing in this report reflect this new organizational structure. The financial statements have been presented as if the reorganization occurred at the beginning of the period (as of December 31, 2011).

The Company is a broker-dealer formed under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority.

2. Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States. The following is a summary of significant accounting policies followed by the Company:

Securities Owned, at Fair Value
Transactions in securities owned are recorded on a trade date basis. Securities owned are held at fair value and realized and unrealized gains and losses are reflected in Investment gain (loss), net in the Statement of Income.

Cash equivalents
The Company considers all liquid investments with original maturities of less than 90 days to be cash equivalents. Cash represents unrestricted cash of $858,649 held with one major financial institution.

Property and equipment
Property and equipment are recorded at cost with major additions and improvements capitalized. Data processing and other equipment are depreciated using accelerated methods over the estimated useful lives, principally three to five years. Leasehold improvements are depreciated using the straight-line method over the lesser of the term of the lease or life of the improvement. The Company periodically reviews its property and equipment for possible impairment.

Goodwill and intangible assets
Intangible assets primarily represent customer relationship, trade names and other assets acquired through a business combination. The estimated useful life of the Company's intangible assets is 6 to 17 years. The weighted-average amortization period at December 31, 2012 for these assets was 14.8 years. Goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company's impairment tests indicate no impairments during the year ended December 31, 2012. The fair value was estimated using the expected present value of future cash flows.

Income Taxes
The Company is included in the DST federal consolidated corporate income tax return. In addition, the Company made an election to be taxed as a corporation for federal income tax purposes. As a result, the Company has provided federal and state income taxes for the year ended December 31, 2012.

The Company computes income tax expense and income taxes currently payable to DST under an intercompany tax allocation policy which approximates the separate return method. The tax sharing policy provides for compensation for tax benefits of losses and credits to the extent utilized by other members in the consolidated income tax return. Deferred income tax effects of transactions reported in different periods for financial reporting and income tax return purposes are recorded by the liability method under the authoritative accounting guidance for income taxes. The method gives consideration to the future tax consequences of deferred income or expense items and immediately recognizes changes in income tax laws upon enactment. The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if any, in income tax expense.

From time to time, the Company may enter into transactions that tax treatment of which under the Internal Revenue Code or applicable state tax laws is uncertain. In these instances, the Company provides federal and/or state income taxes on such transactions, together with related interest, net of income tax benefit, and any applicable penalties in accordance with the authoritative accounting guidance for income tax uncertainties and accounting for income taxes.

Use of Estimates and Indemnifications

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

Share-Based Compensation

The Company participates in DST's share-based compensation plan. The Company recognizes the cost of employee services received in exchange for awards of DST restricted stock, restricted stock units and common stock options based on the grant date fair value of the awards. The cost of these equity awards is generally recognized over the service period. Amortization of share-based awards containing both service and performance features depends on the Company's estimated judgments on whether the performance condition will be achieved.

Authoritative accounting guidance

Testing Goodwill for Impairment

In September 2011, the Financial Accounting Standards Board ("FASB") issued new authoritative guidance related to testing goodwill for impairment, intended to simplify how entities test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is more than likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this guidance did not have a significant effect on the financial statements.

Fair Value Measurement and Disclosure

On January 1, 2012, the Company adopted an accounting standard related to fair value measurements and disclosure requirements. The guidance is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International

Financial Reporting Standards. The adoption of this guidance did not have a significant effect on the financial statements.

Subsequent Events
The Company has performed an evaluation of subsequent events through February 28, 2013, which is the date of issuance of the financial statements.

3. Acquisition of DST TASS, LLC

On January 3, 2012, DST TASS, LLC merged with the Company. For accounting purposes, the merger transaction was treated as a reorganization of entities under common control. As discussed in Note 1, the net assets of DST TASS, LLC were transferred at historical book basis, as if the transaction occurred at the beginning of the year (as of December 31, 2011), with no gain or loss recognized on the transaction. The merger and subsequent contribution of the payable to DST were treated as non-cash items for purposes of the statement of cash flows. The following table represents the opening balance sheet of TASS on the date of the merger:

Accounts receivable	$	1,372,465
Prepaid expenses and other assets		7,552
Properties, net		12,086
Intangibles assets, net		5,882,961
Goodwill		4,457,008
Deferred income taxes		1,620,452
Total assets		13,352,524
Accounts payable		87,467
Accrued liabilities		527,370
Payable to DST		4,641,368
Total liabilities		5,256,205
Net assets	$	8,096,319

4. Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 - Significant unobservable inputs (including the entity's own assumptions in determining fair value) for the asset or liability.

Substantially all of Company's assets and liabilities are represented by cash balances held by depository institutions or are short-term in nature thus their carrying amounts approximate fair value as defined within the standard.

5. Property and Equipment

The following table summarizes property and equipment and related accumulated depreciation at December 31, 2012:

Leasehold improvements	$ 211,829
Data processing and other equipment	69,809
	281,638
Less: Accumulated depreciation	79,352
Property and equipment, net	$ 202,286

6. Goodwill and Intangible Assets

The Company's goodwill of $4,457,008 at December 31, 2012 resulted from a business combination of TASS, LLC by DST in 2007. As described above, TASS merged with the Company on January 3, 2012.

The following table summarizes intangible assets at December 31, 2012:

Customer relationships	$ 7,100,000
Trade name	1,000,000
Other	500,000
	8,600,000
Less: Accumulated amortization	3,332,217
Intangible assets, net	$ 5,267,783

7. Related Party Transactions

Shared Services
The Company may contract with DST and affiliates of DST for certain administrative services including, but not limited to, information technology services, legal, accounting, tax and other various corporate support functions.

Cash Management Program with DST
The receivable from DST included in the accompanying Balance Sheet in the amount of $4,460,040 at December 31, 2012 represents a net balance as the result of various transactions between the Company and DST. The balance is primarily the result of the Company's participation in DST's centralized cash management program, wherein cash disbursements are funded by DST. The Company receives interest on its average outstanding balance on deposit with DST.

For the year ended December 31, 2012, the Company received an aggregate of $100,000 in cash capital contributions from DST. In addition, a payable to DST of $4,641,368 was also contributed to capital during 2012.

Share-based Compensation
The Company participates in DST's share-based compensation plan and has outstanding share awards, primarily in the form of DST common stock options and DST restricted common stock units.

Summary stock option activity is presented in the table below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2011	4,030	$ 45.50	
Granted	670	53.26	
Outstanding at December 31, 2012	4,700	46.60	8.1
Exercisable at December 31, 2012	2,809	44.62	7.4

Summary restricted stock activity is presented in the table below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2011	4,005	$ 44.12
Granted	160	53.26
Non-vested at December 31, 2012	4,165	$ 44.47

The Company had $26,378 of unearned compensation related to the grant of DST share-based awards to certain employees of DST Market Services at December 31, 2012. Unearned compensation is included in Member's capital in the Balance Sheet.

8. Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Major Customers
The Company's two largest customers, in aggregate, account for approximately 78.4% of the Company's total revenues for the year ended December 31, 2012. A loss of either of these customers could adversely impact the Company's results.

Current Economic Conditions
Economic and financial market conditions could adversely affect the results of operations in future periods. The instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on the Company's future operating results.

In addition, given the volatility of economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact the Company's ability to maintain sufficient liquidity.

9. Income Taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is generally the result of changes in the assets or liabilities for deferred taxes. The net deferred tax asset of $1,390,614 at December 31, 2012 is comprised of deferred tax liabilities of $796,757 and deferred tax assets of $2,187,371. The net deferred tax asset at December 31, 2012 relates primarily to the difference in the timing of recognition of income and deductions for book and tax purposes.

10. Net Capital and Customer Reserve Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires that the Company maintain minimum net capital, as defined, of 6.67% of aggregate indebtedness or $250,000, whichever is greater. The Company had net capital at December 31, 2012 of $2,372,464, which exceeded its net capital requirement by $2,122,464.

The Company is a clearing broker, however, has no customer accounts. Consequently, at December 31, 2012, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.